Exhibit 99.1

MER TELEMANAGEMENT SOLUTIONS LTD.
14 Hatidhar Street
Ra’anana 4366516, Israel
_____________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We are pleased to invite you to attend the Annual General Meeting of Shareholders, or the Meeting, to be held on Sunday, August 13, 2017 at 10:30 a.m. (Israel time) at our offices at 14 Hatidhar Street, Ra’anana, Israel. At the Meeting, shareholders will be asked to adopt the following resolutions, as further detailed in the attached proxy statement:

1.	To re-elect six directors for terms expiring at our 2018 Annual General Meeting of Shareholders and when their successors are elected and qualified;

2.	To re-elect Ms. Varda Trivaks as an outside director (as such term is defined in the Israeli Companies Law) for a fourth three-year term and to approve her terms of service;

3.	To approve terms of procurement of a directors’ and officers’ liability insurance policy for current and future office holders;

4.
To ratify the authorization of our company's Board of Directors to effect a reverse share split of our company’s ordinary shares at a ratio not to exceed one-for-four and to approve related amendments to our company's Memorandum and Articles of Association;

5.	To approve the extension of the period in which options can be granted under our company’s 2006 Option Plan;

6.	To approve a change in the terms of employment of Mr. Alon Mualem, our company’s Chief Financial Officer and Interim Chief Executive Officer;

7.
To approve a private placement by our company to: (1) certain of the former shareholders of Vexigo Ltd. and FPSV Holdings Ltd., including Mr. Tzvika Friedman, a member of our Board of Directors, and Mr. Kobi Ram, the CEO of Vexigo Ltd., (2) Mr. Haim Mer, Chairman of our Board, (3) Mr. Roger Challen, a member of our Board of Directors, and (4) Lior Salansky, our former CEO; and

8.
To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as our company’s independent registered public accountants for the year ending December 31, 2017, and to authorize the Board of Directors to fix such independent registered public accountants’ compensation in accordance with the volume and nature of their services or to delegate such power to the Audit Committee.

        In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2016 will be reviewed and discussed at the Meeting.

Our Board of Directors recommends that you vote in favor of the foregoing proposals, all of which are more fully described in the accompanying Proxy Statement.

Shareholders of record at the close of business on July 5, 2017 are entitled to notice of and to vote at the Meeting.

We expect that the Proxy Statement and the accompanying proxy card will be mailed to shareholders of record (as set forth above) on or about July 7, 2017.

The approval of the election of directors in Item 1 and Items 2, 3, 5, 6, 7 and 8 requires the affirmative vote of holders of at least a majority of our company’s ordinary shares voted in person or by proxy at the Meeting on the matter presented for passage. However, the approval of all or a portion of the proposals set forth in Items 2, 6 and 7 also requires compliance with additional special “disinterested” voting requirements as set forth in the Proxy Statement. The approval of Item 4 requires the affirmative vote of holders of at least 75% of our company’s ordinary shares voted in person or by proxy at the Meeting.

We know of no other matters to be submitted at the Meeting other than as specified in this Notice of Annual General Meeting of Shareholders. If any other business is properly brought before the Meeting, the persons named as proxies will vote in respect thereof in accordance with the recommendation of our Board of Directors.

Eligible shareholders may present proper proposals for inclusion in the Meeting by submitting their proposals to the Company no later than July 6, 2017. Should changes be made to any proposal or to the agenda of the Meeting after the mailing of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be furnished to the SEC on Form 6-K and available to the public on the SEC’s website at http://www.sec.gov.

You can vote either by mailing in your proxy or in person by attending the meeting.  If voting by mail, the proxy must be received by our transfer agent at least 48 hours prior to the appointed time of the Meeting or at our registered office in Israel at least four (4) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.  If you attend the Meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.  Shareholders wishing to express their position on an agenda item may do so by submitting a written statement to our offices at the above address no later than August 3, 2017.  Any position statement received will be furnished to the SEC on Form 6-K, which will be available to the public at the abovementioned website.

Joint holders of ordinary shares should note that, pursuant to Article 56 of our company’s Articles of Association, the right to vote at the Meeting will be conferred exclusively upon the senior owner among the joint owners attending the Meeting, in person or by proxy, and for this purpose, seniority will be determined by the order in which the names appear in our register of shareholders.

Sincerely, /s/ Haim Mer Haim Mer Chairman of the Board of Directors

June 29, 2017

ii

MER TELEMANAGEMENT SOLUTIONS LTD.
14 Hatidhar Street
Ra’anana 4366516, Israel
_____________________

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Mer Telemanagement Solutions Ltd., or the Company, to be voted at the Annual General Meeting of Shareholders, or the Meeting, and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.  The Meeting will be held at 10:30 a.m. (Israel time) on Sunday, August 13, 2017, at our offices at 14 Hatidhar Street, Ra’anana, Israel.

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following matters: (i) the re-election of six directors for terms expiring at our 2018 Annual General Meeting of Shareholders and when their successors are elected and qualified; (ii) the re-election of Ms. Varda Trivaks as an outside director (as such term is defined in the Israeli Companies Law) for a fourth three-year term and the approval of her terms of service; (iii) the approval of terms of procurement of a directors’ and officers’ liability insurance policy for current and future office holders; (iv) the ratification of the authorization of our Board of Directors to effect a reverse share split of our ordinary shares at a ratio not to exceed one-for-four and to approve related amendments to our Memorandum and Articles of Association; (v) the approval of the extension of the period in which options may be granted under our 2006 Option Plan; (vi) the approval of a change in the terms of employment of Mr. Alon Mualem, our Chief Financial Officer and Interim Chief Executive Officer; (vii) the approval of a private placement by our company to: (1) certain of the former shareholders of Vexigo Ltd. and FPSV Holdings Ltd., including Mr. Tzvika Friedman, a member of our Board of Directors, and Mr. Kobi Ram, the CEO of Vexigo Ltd., (2) Mr. Haim Mer, our Chairman of the Board, (3) Mr. Roger Challen, a member of our Board of Directors, and (4) Lior Salansky, our former CEO; and (viii) the ratification and approval of the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2017, and the authorization of our Board of Directors to fix such independent registered public accountants’ compensation in accordance with the volume and nature of their services or to delegate such power to the Audit Committee.  In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2016 will be reviewed and discussed at the Meeting.

We are not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR the re-election of the directors and each of the proposals set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, par value NIS 0.01 per share, as of the close of business on July 5, 2017, are entitled to notice of, and to vote in person or by proxy, at the Meeting.  As of June 28, 2017, there are 8,754,157 outstanding ordinary shares.

•
Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e., you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

•
Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee.

If voting by virtue of a “legal proxy” or by mail, the proxy must be received by our transfer agent at least 48 hours prior to the appointed time of the Meeting or at our registered office in Israel at least four (4) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by timely granting a new proxy bearing a later date, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

A quorum of shareholders is necessary to transact business at the Meeting.  The presence of two shareholders, holding at least one third (1/3) of our issued share capital voting rights, represented in person or by proxy at the Meeting, will constitute a quorum.  A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders.  If a quorum is not present at the reconvened meeting within half an hour from the time appointed for holding the meeting, any two members present in person or by proxy shall be a quorum.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  A broker non-vote will also be used for the purpose of establishing a quorum, but will not otherwise be counted in the voting process. Thus, broker non-votes will not affect the outcome of any of the matters being voted on at the Meeting. Generally, broker non-votes occur when shares held by a broker for a beneficial owner are not voted with respect to a particular proposal because (i) the broker has not received voting instructions from the beneficial owner and (ii) the broker lacks discretionary voting power to vote such shares.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum purposes.

Majority Vote Standard

An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to re-elect the directors in Item 1 and to approve each of the proposals set forth in Items 2, 3, 5, 6, 7 and 8.  However, the approval of all or a portion of the proposals under Items 2, 6 and 7 also requires compliance with additional special “disinterested” voting requirements as set forth herein.  The approval of Item 4 requires the affirmative vote of holders of at least 75% of our company’s ordinary shares voted in person or by proxy at the Meeting. Our review and discussion of our auditor’s report and consolidated financial statements for the year ended December 31, 2016 does not require a vote.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Cost of Soliciting Votes for the Annual General Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or the SEC, concerning the sending of proxies and proxy materials to the beneficial owners of our ordinary shares.

Adjournment and Postponement

Although we do not expect this to occur, our shareholders may also be asked to vote to adjourn or postpone the Meeting for the purpose of soliciting additional proxies in favor of any proposals on the agenda of the Meeting.

Our shareholders may communicate with the members of our Board of Directors by writing directly to the Board of Directors or specified individual directors to:

Corporate Secretary
Mer Telemanagement Solutions Ltd.
14 Hatidhar Street
Ra΄anana 4366516, Israel

Our Corporate Secretary will deliver any shareholder communications to the specified individual director, if so addressed, or to one of our directors who can address the matter.

Terms of Service and Employment of Executive Officers and Directors

For information relating to the compensation of our five most highly compensated office holders during or with respect to the year ended December 31, 2016, please see “Item 6. Directors, Senior Management and Employees – B. Compensation” in our Annual Report on Form 20-F for the year ended December 31, 2016, which was filed with the SEC on March 28, 2017, or the 2016 Annual Report.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of June 28, 2017 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 5% of our ordinary shares, (ii) each of our current directors; and (iii) all current directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)
Haim Mer and Dora Mer	1,396,019	(3)	15.9%
Roger Challen	1,085,301	(4)	12.4%
Tzvika Friedman	604,136	(5)	6.9%
Adi Orzel	194,207		2.2%
Steven J. Glusband	3,000		*
Yaacov Goldman	--		--
Eytan Barak	--		--
Varda Trivaks	--		--
David Sussan	604,136	(6)	6.9%
Kobi Ram	489,924	(7)	5.6%
Amit Reshef	469,540	(8)	5.4%
All directors and executive officers as a group (12 persons)	3,946,732	(9)	44.0%
___________
* Less than 1%.

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 8,754,157 ordinary shares (excluding 5,400 ordinary shares held as treasury stock) issued and outstanding as of June 28, 2017.

(3)
Based upon a Schedule 13D/A filed with the SEC on June 15, 2015 and other information available to us.  Mr. Haim Mer and his wife, Mrs. Dora Mer, are the record holders of 517,975 ordinary shares and the beneficial owners of 872,226 ordinary shares through their controlling interest in Mer Ofekim Ltd., 5,770 ordinary shares through their controlling interest in Mer Services Ltd. and 48 ordinary shares through their controlling interest in Mer & Co. (1982) Ltd.

(4)
Based upon a Schedule 13D filed with the SEC on September 6, 2012 and other information available to us. Mr. Challen is the record holder of 92,593 ordinary shares and the beneficial owner of 992,708 ordinary shares through his controlling interest in the Info Group, Inc., a Massachusetts corporation.

(5)	Based upon a Schedule 13D filed with the SEC on April 15, 2015 and other information available to us.

(6)	Based upon a Schedule 13G filed with the SEC on April 30, 2015 and other information available to us.

(7)	Based upon a Schedule 13G filed with the SEC on April 23, 2015 and other information available to us.

(8)	Based upon a Schedule 13G filed with the SEC on April 30, 2015 and other information available to us.

(9)	The number of ordinary shares beneficially owned includes 211,645 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of the date of this proxy statement.

I.  RE-ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

Our Articles of Association provide for a board of directors consisting of up to twelve members or such other number as may be determined from time to time at a general meeting of shareholders.  Our Board of Directors currently consists of eight directors, including two outside directors appointed in accordance with the Israeli Companies Law.  Our directors, other than our outside directors, are elected at each annual general meeting of shareholders.  Our Board of Directors may, from time to time, appoint any other person as a director, whether to fill a casual vacancy or to add to their number.  All the members of our Board of Directors may be re-elected upon completion of their term of office (except the outside directors, whose re-election is governed by the Israeli Companies Law and regulations promulgated under the Israeli Companies Law, 1999, or the Israeli Companies Law).

At the Meeting, shareholders are being asked to re-elect each of our current six directors who is not an outside director, Messrs. Haim Mer, Roger Challen, Tzvika Friedman, Adi Orzel, Steven J. Glusband and Yaacov Goldman, to hold office until our 2018 Annual General Meeting of Shareholders and until their successors are elected and qualified.

All of the directors standing for re-election at the Meeting were elected to serve in such capacity by our shareholders at our 2016 annual general meeting of shareholders.  Each of the director-nominees has submitted a written declaration as required under the Israeli Companies Law.  Such declarations are available for review at our registered office.

We have elected, pursuant to NASDAQ Stock Market Rule 5615(a)(3), not to follow NASDAQ’s rule regarding the nomination process of directors, and instead, we follow Israeli law and practice, under which our directors are recommended by our Board of Directors for election by our shareholders.  Should any of the director-nominees be unavailable for election, the proxies will be voted for a substitute nominee designated by our Board of Directors.

If re-elected at the Meeting, we will continue to pay to each of Messrs. Roger Challen and Steven J. Glusband an annual fee of $8,400 and a per meeting attendance fee of $300 and to each of Messrs. Tzvika Friedman, Adi Orzel and Yaacov Goldman an annual fee of NIS 30,500 (currently approximately $8,600) and a per meeting attendance fee of NIS 1,700 (currently approximately $480).  Mr. Haim Mer, our Chairman of the Board who devotes approximately 20% of his time to our company, receives $7,000 per month.

Set forth below is information about each nominee, including age, position(s) held with our company, principal occupation, business history and other directorships held.

Nominees for Election as Director

Haim Mer (69) has served as the Chairman of our Board of Directors since our inception in December 1995. Mr. Mer has served as the Chairman of the Board of Directors of C. Mer Industries Ltd., a publicly traded company, since 1988 and served as its President and Chief Executive Officer from 1988 until January 2005. Mr. Mer holds a B.Sc. degree in Computer Sciences and Mathematics from the Technion - Israel Institute of Technology.

Roger Challen (71) has served as a director since April 1, 2009.  Mr. Challen co-founded The Info Group, Inc. (formerly AnchorPoint, Inc.), a company that developed and provided licensed software and managed services of telecommunications expense management solutions.  Mr. Challen is an accomplished entrepreneur with a proven track record of founding, managing and developing companies in the software, telecommunications and information services fields. Mr. Challen has founded or co-founded and been an active executive of several privately held companies in the software and IT services market.  Mr. Challen is currently a director of The Info Group, Inc., Image Data, Inc. and Data Distributors, Inc., all of which are private companies.  Mr. Challen began his career with IBM Corporation, in Waltham, Massachusetts, where he served as a systems engineer and then as a marketing representative. During his tenure with IBM, Mr. Challen won several awards for outstanding technical and sales achievements.  Mr. Challen holds a B.A. in Economics and Mathematics from Yale University.

Tzvika Friedman (56) has served as a director since April 1, 2015. Mr. Friedman is an active investor and coach for companies in the area of on-line advertising, social recommendation, smart acquiring solutions, messaging, homeland security, home networking, Smart meeting application, satellite communication, mobile networks optimization and Algo-Trading. Mr. Friedman served as Alvarion Ltd.’s Chief Executive Officer and President from 2005 through December 2009 and was a member of Alvarion’s board of directors from July 2005 through August 2008. Mr. Friedman joined Floware Wireless Systems Ltd. in October 2000 as its President and Chief Operating Officer and served in this capacity in Alvarion since its merger with Floware. From 1998 to 2000, Mr. Friedman served as Corporate Vice President and General Manager of the DCME division at ECI Telecom Ltd. From 1992 to 1996, Mr. Friedman served as Vice President Marketing and Sales of ECI Telecom’s SDH division. Mr. Friedman holds a B.S. and M.S. in Electrical Engineering, summa cum laude, from the Tel Aviv University, and graduated with distinction with an M.S. from the Sloan Program of Management of the London Business School.

Adi Orzel (45) has served as a director since April 1, 2015 and as the Chairman of the Board of Vexigo since April 2012. Mr. Orzel is also the COO of Natural Intelligence LTD. Prior to that he was co-founder & CEO of Warlock Analytics Ltd. and the CEO of Way Better Ltd. Mr. Orzel is a co-founder of Matomy Media Group (MTMY.L), a global performance media company, and served as the CEO of its display division (Matomy Media) from 2006 to 2012 and as the CEO of the performance division (Matomy Market) from October 2010 to March 2012. In 2005-2006 Mr. Orzel served as VP Business Development for Soho Digital International and from 2003-2005 Mr. Orzel was the Executive Director of Advertising at 888.com (888.L). Mr. Orzel holds a B.A., cum laude, in Economics from the Tel Aviv University.

Steven J. Glusband (70) has served as a director since August 1, 1996. Mr. Glusband has been a partner with Carter Ledyard & Milburn LLP, our U.S. counsel, since March 1987. Mr. Glusband holds a B.B.A. degree from the City College of the City University of New York, a J.D. degree from Fordham University School of Law and an L.L.M. degree from the New York University School of Law.

Yaacov Goldman (61) has served as a director since May 2004 and is a member of our audit committee and compensation committee.  Mr. Goldman provides consulting services to companies in strategic-financial areas, through his wholly owned company, Maanit-Goldman Management & Investments (2002) Ltd.  Mr. Goldman also serves as a director of Golden House Ltd., Collect Biomed Ltd., Isrotel Ltd., Meitav Dash Investments Ltd., Medi Power (Overseas) Public Co. Limited, IceCure Medical Ltd. And Fattal Properties (Europe) Ltd.  Until March 2012, Mr. Goldman served as a director of Elron Electronic Industries Ltd. and Negev Ceramics Ltd.  Until July 2010, Mr. Goldman served as a director of Bank Leumi Le'Israel Ltd. and until June 2009 as Chairman of ITGI Medical Ltd.  Until December 2014, Mr. Goldman served as a director of Proteologics Ltd.  Until May 2016, Mr. Goldman served as a director of Isrotel Ltd. and Cellect Biomed Ltd. Mr. Goldman served as the Professional Secretary of the Peer Review Institute of the Certified Public Accountants Institute in Israel from October 2004 until September 2008.  Commencing in 1981, Mr. Goldman worked for Kesselman & Kesselman (Israeli member firm of PricewaterhouseCoopers) for 19 years, and from 1991 until 2000, as a partner and then senior partner of such firm.  Mr. Goldman holds a B.A. degree in Economics and Accounting from Tel Aviv University and is a Certified Public Accountant (Israel).

The Board of Directors recommends a vote FOR the election of each nominee for director named above.

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to elect as directors each of the nominees named above.

II.  RE-ELECTION AND APPROVAL OF THE TERMS OF SERVICE OF AN OUTSIDE DIRECTOR
(Item 2 on the Proxy Card)
General

Ms. Varda Trivaks, one of our outside directors, was elected to serve as an outside director for an initial three-year term at our annual general meeting of shareholders held in August 2008 and was re-elected for second and third three-year terms at our annual general meetings of shareholders held in August 2011 and in August 2014, respectively.  Ms. Trivaks’ third term as our outside director is due to expire on August 24, 2017.

The election of an outside director for the initial three-year term requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution (excluding a personal interest that is not related to a relationship with the controlling shareholders) are voted in favor of the election of the outside director, or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution (excluding a personal interest that is not related to a relationship with the controlling shareholders) voted against the election of the outside director does not exceed 2% of the outstanding voting power in the company.

An outside director may be re-elected to serve for additional three-year terms by one of the two following methods: (i) the board of directors proposed the nomination of the outside director for an additional term and her or his appointment is approved by the shareholders in the manner required to appoint outside directors for an initial term as set forth above, or (ii) in the event a shareholder holding 1% or more of the voting rights nominates the outside director for an additional term or if the outside director nominated her or himself for an additional term, the nomination is required to be approved by a majority of the votes cast by the shareholders of the company; provided that: (x)  the votes of controlling shareholders, the votes of shareholders who have a personal interest in the approval of the appointment of the outside director, other than a personal interest that is not as a result of such shareholder’s connections to the controlling shareholder, and abstaining votes are excluded from the counting of votes and (y) the aggregate votes cast by shareholders in favor of the nomination that are counted for purposes of calculating the majority exceed 2% of the voting rights in the company. The outside director nominated by shareholders may not be a related or competing shareholder or a relative of such shareholder at the date of appointment and may not have an affiliation to a related or competing shareholder at the date of appointment or for the two year period prior to the appointment. A “related or competing shareholder” is defined by the Israeli Companies Law as the shareholder that proposed the nomination or a significant shareholder (a shareholder holding five percent or more of the outstanding shares of a company or of the voting rights in a company), provided that at the date of appointment of the outside director such shareholder, its controlling shareholder or a corporation controlled by either of them, have business connections with the company or are competitors of the company. The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control, and service as an officer holder, excluding service as an outside director of a company that is offering its shares to the public for the first time.

Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

At least one of the outside directors elected must have “accounting and financial expertise” and any other outside director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law.

As noted above, in general, outside directors serve for a three-year term, which may be renewed for only two additional three-year terms.  However, pursuant to the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000, or the Relief Regulations, Israeli companies listed on certain stock exchanges outside Israel, including the NASDAQ Capital Market, such as our company, may appoint an outside director for additional terms of not more than three years each, subject to certain conditions. Such conditions are: (i) the audit committee, and thereafter the board of directors, confirmed that in light of the expertise and special contribution of the outside director to the work of the board and its committees, the appointment for another term is for the benefit of the company, (ii) in the event the appointment is recommended by the board, the appointment is approved in the same manner as the appointment of an outside director for the initial three-year term (as explained below), and (iii) the period during which the outside director served as an outside director and the reasons of the audit committee and the board of directors for the extension have been presented to the general meeting prior to the approval of the appointment.
Our audit committee and board of directors discussed the appointment of Ms. Trivaks for a fourth three-year term as an outside director and resolved that in light of Ms. Trivaks’ experience as an accountant and as a board member of other public companies, and in light of Ms. Trivaks’ in-depth knowledge and familiarity with our financial position and our operations, including our telecom operations and on-line advertising operations and our business prospects, business plans and opportunities and Ms. Trivaks’ long-term position as the chairwoman of our compensation committee, the appointment of Ms. Trivaks for a fourth three-year term as an outside director is for the benefit of our company.

Accordingly, at the Meeting, shareholders will be asked to reelect Ms. Trivaks as an outside director for a fourth three-year term, commencing August 25, 2017.

Ms. Trivaks has submitted a written declaration as required under the Israeli Companies Law.  The declaration is available for review at our registered office.  In addition, our Board of Directors has determined that Ms. Trivaks has “accounting and financial expertise.”

Set forth below is a brief biography of Ms. Trivaks:

Varda Trivaks (59) has served as an outside director since August 2008 and is the chairwoman of our compensation committee and a member of our audit committee. Ms. Trivaks serves as the Managing Director and is one of the two founding partners of Mimtar Business Consulting, established in 2001. In that position, Ms. Trivaks acts as an advisor to companies on investments, mergers, spin-offs, valuation, control, budgeting, with a special focus on advising global companies and management of companies during times of restructuring and recovery. Ms. Trivaks serves as a member of the audit committee, board of directors and financial committee of Halamish - Municipal Government Company for housing and neighborhood renewal in Tel Aviv Jaffa Ltd. Previously served as a member of the board of directors and audit, balance sheet and compensation committees of E. Schnapp & Co. Works and of Ginegar Plastic Products Ltd.  From 1998 to 2004, Ms. Trivaks was a member of the Israel Accounting Institute’s communications committee for Capital Markets and Insurance. From 1998 to 2001, Ms. Trivaks was a partner with the accounting and consulting firm, BDO, and served as the managing director of one of its subsidiaries. Ms. Trivaks is a Certified Public Accountant (Israel) since 1987 and holds a B.A. degree in Economics and Accounting from Tel Aviv University and a Master of Science in Management from Boston University.

Compensation

The compensation of outside directors of an Israeli company is regulated by the Israeli Companies Regulations (Rules Regarding Compensation and Expenses to Outside Directors), 2000, as amended, or the Compensation Regulations.  Under the Israeli Companies Law and pursuant to the Compensation Regulations, a company is generally required to pay its outside directors cash compensation in the form of an annual fee and a per meeting attendance fee (including for attendance at board of directors committee meetings) that is within a range of fees determined based on the company’s equity in the manner set forth in the Regulations.  A nominee for outside director must be informed of the compensation to be paid by a company prior to the nominee’s consent to serve in such capacity, and such compensation generally may not be modified during any three-year term of service.  Also, the compensation paid to each of a company’s outside directors must be the same, regardless of the form of compensation (except that “expert outside directors” may receive higher compensation than non-experts). Under the Israeli Companies Law, the terms of compensation of an outside director require shareholder approval.  Our compensation policy for directors and officers, or the Compensation Policy, permits us to pay fees to our outside directors that will not exceed the maximum compensation permitted by the Compensation Regulations and/or the Relief Regulations, as the case may be, including in view of their position as financial experts. Our Compensation Policy further permits us to grant indemnification letters and to purchase liability insurance for our directors, subject to receipt of the requisite approvals under the Israeli Companies Law.

We currently pay each of our outside directors an annual fee, payable quarterly, of NIS 30,500 (currently equivalent to approximately $8,600) and a per meeting attendance fee of NIS 1,700 (currently equivalent to approximately $480).  According to the Compensation Regulations, an outside director is entitled to 60% of the per meeting fee if he or she participated in the meeting by means of communication and not in person, and to 50% of the per meeting fee if resolutions were approved in writing, without convening a meeting.  Our Compensation Committee and Board of Directors have approved, subject to her re-election, and recommend that our shareholders approve, that we continue to pay Ms. Trivaks the same cash compensation during her fourth term as an outside director.  Ms. Trivaks also previously received an indemnification letter from us and is included in our directors’ and officers’ liability insurance.

Outside Director Continuing in Office

Set forth below is biographical information concerning our other outside director, Mr. Eytan Barak, who is continuing in office:

Eytan Barak (71) has served as an outside director since August 2007 and is the chairman of our audit committee and a member of our compensation committee. Based on the provisions of the Relief Regulations, our Board of Directors recommended the election of Mr. Eytan Barak for a fourth three-year term at our annual general meeting of shareholders held in August 2016 and Mr. Barak was elected at such meeting. Mr. Barak was joint owner and chief executive officer of Dovrat - Barak, Investments in Advanced Technologies Ltd., which provided financial resources and management assistance to start-up companies. Mr. Barak also served as a member of the board of directors, audit committee and investment committee of Eltek Ltd., Spectronix Ltd., Menorah-Mivtachim Mutual Funds Ltd. and Yuval Education Ltd. Mr. Barak serves as a member of the board of directors, audit committee and investment committee of various Israeli companies, including Meshulam Levinstein Construction and Engineering Ltd., Tel-Aviv National Sport Center Ltd. and Ben-Gurion university Sport Center. From 1973 to 1997, Mr. Barak was with Israel Corporation, initially serving as its corporate controller and thereafter as its chief financial officer, and also served as chairman or member of the board of directors of some of its subsidiaries. From 1967 until 1973, Mr. Barak was associated with Kesselman & Kesselman, the Israeli member firm of PricewaterhouseCoopers International Limited. Mr. Barak is a member of The Olympic Committee of Israel and of the Ben-Gurion University Board of Governors. Mr. Barak holds a B.A. degree in accounting from Tel Aviv University and has been a certified public accountant (Israel) since 1971.

Required Vote

As explained above, the re-election of Ms. Trivaks requires the affirmative vote of a majority of ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that either: (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution (excluding a personal interest that is not related to a relationship with the controlling shareholders) are voted in favor of the election of the outside director, or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution (excluding a personal interest that is not related to a relationship with the controlling shareholders) voted against the election of the outside director does not exceed two percent of the outstanding voting power in the Company. The approval of Ms. Trivaks’ terms of service requires the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter.

Each shareholder voting on the proposal must indicate whether or not the shareholder is a controlling shareholder or has a personal interest in the proposal (excluding a personal interest that is not related to a relationship with a controlling shareholder) pursuant to the Israeli Companies Law. Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of the proposal.  For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or office holder of the company).  A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company.  “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.  We are not currently aware of any “controlling shareholder,” as defined under the Israeli Companies Law, and therefore we expect that none of our shareholders have a personal interest with respect to this proposal as a result of a relationship with a controlling shareholder.

Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (x) any relative of the shareholder; (y) a company with respect to which the shareholder (or any such relative) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (z) a person acting as a proxy for the shareholder (even if the shareholder himself does not have a personal interest), and (ii) excludes an interest arising solely from the ownership of shares.  The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing. Under the Israeli Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to reelect Ms. Varda Trivaks as an outside director for a fourth three-year term commencing August 25, 2017, to approve the terms of service of Ms. Varda Trivaks as set forth in the Proxy Statement and to confirm that such resolutions are for the benefit of the Company.”

The Board of Directors recommends a vote FOR the re-election of Ms. Varda Trivaks for outside director and to approve her terms of service.

III. APPROVAL OF THE PURCHASE OF A DIRECTORS’ AND OFFICERS’ LIABILITY
INSURANCE POLICY
(Item 3 on the Proxy Card)

General

The Israeli Companies Law provides that a company may, if permitted by its articles of association, obtain insurance for an office holder against liabilities incurred with respect to an act or omission in his or her capacity as an office holder.  These liabilities include a breach of duty of care to the company or a third-party, a breach of duty of loyalty (provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company’s interests) and any monetary liability imposed on the office holder in favor of a third-party.

Our articles of association, as currently in effect, allow us to insure our office holders to the fullest extent permitted by law.  We currently maintain a directors’ and officers’ liability insurance policy with liability coverage of up to $5.0 million per claim and in the aggregate at an annual premium of $53,500.  Such policy is scheduled to expire on January 31, 2018. Our Compensation Policy provides that our directors and officers will be covered by a directors and officers liability insurance policy, to be periodically purchased by us subject to receipt of approvals required under the Israeli Companies Law.

Our Compensation Committee and Board of Directors approved, and recommended that our shareholders approve, the terms and conditions for the renewal, extension and/or replacement, from time to time, of our directors’ and officers’ liability insurance policy for all directors and officers of our company and its subsidiaries, who may serve from time to time (including current and future office holders who may be deemed controlling shareholders, within the meaning of the Israeli Companies Law), or the New Policy, as follows: (i) the coverage limit per claim and in the aggregate under the New Policy may not exceed an amount representing an increase of 25% in any year, as compared to the previous year’s aggregate coverage limit; and (ii) any New Policy may not be entered into after 2020.  No further approval of our shareholders will be required in connection with any renewal and/or extension and/or purchase of the New Policy entered into in compliance with the foregoing terms and conditions.

Required Vote

Under the Israeli Companies Law, the procurement of insurance coverage for office holders requires the approval of the compensation committee and board of directors, and if such office holder is a director or the chief executive officer, also the shareholders, in that order.  The proposed terms and conditions, described above, were approved by our Compensation Committee and by our Board of Directors on May 8, 2017 and May 10, 2017, respectively.

Pursuant to the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the following resolution. In addition, pursuant to Section 268 of the Israeli Companies Law, our Board members who are also shareholders may be deemed to be holding their shares together for purposes of this resolution as they each may be deemed to have a “personal interest” in the approval of this resolution and could therefore be deemed to be “controlling shareholders” for purposes of this resolution. As such, pursuant to Sections 270(4) and 275 of the Israeli Companies Law, the approval of terms of service of controlling shareholders is also generally required to comply with at least one of the following “special majority” conditions: (i) the shares voting in favor of the matter include at least a majority of the shares voted by shareholders who do not have a personal interest in the approval of the transaction or (ii) the total number of shares voted against the approval of the transaction by shareholders referenced under (i) does not exceed 2% of our outstanding voting rights. The approval of the terms of service of our chief executive officer is also generally subject to similar requirements, as more fully set forth under Item VI below.

In connection with the undertaking to provide liability insurance to current and future office holders who are deemed to be controlling shareholders and to our chief executive officer, we intend to utilize an exemption that is available under the Companies Regulations (Relief for Transactions with Interested Parties), 2000, or the Relief Regulations. Regulation 1b(5) of the Relief Regulations provides that in the event a company’s compensation committee and board of directors determine that the insurance provided to the controlling shareholder is: (i) upon terms worse or identical to those provided to the company’s other officers and directors, (ii) on market conditions and (iii) cannot materially affect the company’s profitability, assets or liabilities, the approval of the company’s shareholders for the provision of liability insurance to office holders deemed to be controlling shareholders and to the chief executive officer will not be required.

Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the terms and conditions for the renewal, extension and/or replacement of the directors’ and officers’ liability insurance policy of the Company and its subsidiaries, for all office holders of the Company and its subsidiaries, who may serve from time to time, set forth in the proxy statement for the 2017 Annual General Meeting of shareholders, be and hereby is approved; that the management of the Company be, and it hereby is, authorized to negotiate and execute in the name and on behalf of the Company, contracts for the renewal, extension and/or replacement of such policy pursuant to and in accordance with the terms and conditions set forth in the proxy statement for the 2017 Annual General Meeting of Shareholders; and that such resolution is for the benefit of the Company.”

  The Board of Directors recommends a vote FOR the foregoing resolution.

IV. RATIFICATION OF AUTHORIZATION TO EFFECT A REVERSE SPLIT OF OUR ORDINARY SHARES
(Item 4 on the Proxy Card)

Background

Our ordinary shares are listed on the NASDAQ Capital Market. In order for our ordinary shares to continue to be quoted on the NASDAQ Capital Market, we must satisfy various continued listing standards and requirements established by NASDAQ. One of the continued listing requirements, included in NASDAQ Listing Rule 5550(a)(2), requires that listed shares maintain a minimum bid price of at least $1.00 per share. In December 2015, we received notice from the Listing Qualifications Department of NASDAQ advising us that we were not in compliance with this Rule and we were given 180 days, or until June 20, 2016, to regain compliance with the $1.00 minimum bid price requirement. On April 25, 2016, we regained compliance with the $1.00 minimum bid price requirement following an increase in the market price of our ordinary shares. On February 22, 2017 we were again notified by the Listing Qualifications Department of NASDAQ advising us that we were not in compliance with this Rule and we were given 180 days, or until August 21, 2017, to regain compliance with the $1.00 minimum bid price requirement. If at any time during this 180 days’ period, the closing bid price of our ordinary shares is at least $1.00 for a minimum of ten consecutive business days, we will regain compliance and the matter will be closed. In addition, on April 3, 2017, we received a NASDAQ Staff Determination letter indicating that we have failed to comply with the continued listing requirement that we maintain either a minimum of $2,500,000 in stockholders’ equity or $35,000,000 market value of listed securities or $500,000 of net income from continuing operations for the most recently completed fiscal year or two of the three most recently completed fiscal years, as set forth in NASDAQ Marketplace Rule 4320(e)(2)(B), and that the Staff is therefore reviewing our eligibility for continued listing on The NASDAQ Capital Market.

General

At the extraordinary general meeting of our shareholders held on May 16, 2016, or the 2016 EGM, our shareholders approved the reverse share split of our ordinary shares at a ratio not to exceed one-for-four and related resolutions and authorized our Board of Directors to determine whether or not to effect the reverse share split, and if so, to determine the effective date and the ratio of the reverse share split. The resolutions adopted at the 2016 EGM were not limited in time, however, for the sake of good order we are including the ratification of the resolutions adopted in the 2016 EGM on the agenda of the Meeting, to become effective to the extent the reverse share split is not effected by our Board of Directors prior to the date of the Meeting. For more information concerning the reverse share split, including its purpose, possible risks and uncertainties, principal effects (which should only change pro rata based on the increase in our outstanding ordinary shares since the 2016 EGM), certain tax considerations, treatment of fractional shares and other technical aspects concerning the reverse share split, we refer you to the proxy statement published in connection with the 2016 EGM, as furnished to the SEC on a Form 6-K on April 1, 2016.

Required Vote

The affirmative vote of 75% of our outstanding ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter is required to approve the reverse share split.

Proposed Resolutions

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, to approve and ratify the authority of the Board of Directors, in its discretion (as described below), to effect a reverse share split of the ordinary shares at a ratio not to exceed one-for-four as described in the Proxy Statement.

RESOLVED, to approve and ratify the authority of the Board of Directors to determine whether or not to effect the reverse share split, and if so, to determine the effective date and the ratio of the reverse share split (not to exceed one-for-four), as in the discretion of the Board of Directors is necessary or desirable to maintain the listing of the ordinary shares on the NASDAQ Stock Market or could otherwise be beneficial to the Company and its shareholders, based on the market, business and economic conditions prevailing at the time of such determination and such other factors deemed relevant by the Board of Directors, such determination to be conclusive evidence of the necessity or desirability thereof.

RESOLVED, that if the reverse share split is effected, to amend Article 4(a) of the Articles of Association of the Company and Section 3 of the Company’s Memorandum of Association, to reflect and comply with the reverse share split.”

The Board of Directors recommends a vote FOR the foregoing resolutions.

V. APPROVAL OF THE EXTENSION OF THE PERIOD IN WHICH OPTIONS MAY BE GRANTED
UNDER THE COMPANY’S 2006 OPTION PLAN
(Item 5 on the Proxy Card)

Background

In June 2006, we adopted our 2006 Stock Option Plan, or the 2006 Plan, under which up to 200,000 ordinary shares could be issued (subject to standard adjustments) to employees, officers and non-employee directors of us and our affiliates.  At our annual general meeting held on August 25, 2011, our shareholders approved an increase in the number of ordinary shares issuable under the 2006 Plan to 400,000 ordinary shares and at our annual general meeting held on August 7, 2013, our shareholders approved an additional increase in the number of ordinary shares issuable under the 2006 Plan to 550,000 ordinary shares.  Ordinary shares as to which an option granted under the 2006 Plan has not been exercised at the time of its expiration, cancellation or forfeiture may again be subject to new awards under the 2006 Plan.  The total number of ordinary shares with respect to which options may be granted to any eligible employee during any period of 12 consecutive months may not exceed 150,000 ordinary shares (subject to adjustment as provided in the 2006 Plan).  At June 13, 2017, options to purchase 142,500 ordinary shares were outstanding under the 2006 Plan, exercisable at an average exercise price of $1.53 per share. As of the date of this proxy statement, 280,422 ordinary shares are available for future option grants under the 2006 Plan.

General

Section 5(h)(i) of the 2006 Plan provides that no Incentive Stock Option (as such term is defined in the 2006 Plan) may be granted under the 2006 Plan after July 28, 2016. As there are ordinary shares still available for future option grants under the 2006 Plan, our Board of Directors approved, and recommends that our shareholders approve, an amendment to Section 5(h)(i) of the 2006 Plan to enable granting of Incentive Stock Option for an additional ten-year period, until July 28, 2026.

Required Vote

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

Proposed Resolution

            It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to amend Section 5(h)(i) of the Company’s 2006 Stock Option Plan to provide that no Incentive Stock Option may be granted under this plan after July 28, 2026.”

The Board of Directors recommends a vote FOR the foregoing resolution.

VI. APPROVAL OF CHANGE IN TERMS OF EMPLOYMENT OF ALON MUALEM, OUR CHIEF
FINANCIAL OFFICER AND INTERIM CHIEF EXECUTIVE OFFICER
(Item 6 on the Proxy Card)

Background

The Israeli Companies Law requires that the terms of employment of our Chief Executive Officer, or CEO, be approved by our Compensation Committee, Board of Directors and shareholders, except in the limited circumstances set forth in the Israeli Companies Law.  Following the departure of our former CEO, our Board of Directors approved the appointment of Mr. Alon Mualem, our Chief Financial Officer, as our Interim CEO. At a meeting held on March 7, 2017, our Compensation Committee approved and recommended that our Board of Directors and shareholders approve an update to the terms of employment of Mr. Alon Mualem as more fully set forth herein. At meetings held on March 8, 2017 and May 10, 2017, our Board of Directors approved, and recommended that our shareholders approve, the proposed update to the terms of employment of Mr. Mualem. Both our Compensation Committee and our Board of Directors also believe such update to the terms of employment is for the benefit of the Company.

The following is a brief biography of Mr. Mualem:

Alon Mualem (50) has served as our Chief Financial Officer since September 2007 and as our Interim Chief Executive Officer since February 2017.  Prior to joining our company and from June 2005, Mr. Mualem held the responsibilities of chief financial officer at Xfone, Inc. (AMEX and TASE: XFN), an international communications services company and its subsidiary, Xfone 018 Ltd.  Prior to that, Mr. Mualem served as chief financial officer of CheckM8, Ltd., a high-tech Internet advertising firm located in Israel.  From 1998 to 2004, Mr. Mualem served as the corporate controller of RADVISION Ltd. (NASDAQ: RVSN) and from 1996 to 1998, Mr. Mualem served as a deputy controller of RAD Data Communication Ltd.  From 1992 to 1996, Mr. Mualem served as a certified public accountant at Somekh Chaikin, a member firm of KPMG International.  Mr. Mualem holds a B.A. degree in Economics and Accounting from Tel Aviv University and is Certified Public Accountant (Israel).

General

Mr. Mualem’s current terms of employment for a full-time position are as follows:

•
Monthly salary and benefits: Mr. Mualem’s base monthly salary is NIS 46,000 (currently approximately $12,950). In addition, Mr. Mualem is entitled to twenty four (24) vacation days per year and to sick leave and recuperation pay in accordance with applicable law. In addition, we contribute: (a) an amount equal to 8.33% of Mr. Mualem’s fixed monthly salary towards severance pay liability in lieu of paying the full amount of severance pay upon termination of employment, (b) an amount equal to 5% of Mr. Mualem’s fixed monthly salary towards manager’s insurance, and (c) the lower of: (i) up to 2.5% of Mr. Mualem’s fixed monthly salary or (ii) an amount required in order to ensure 75% of Mr. Mualem’s salary for disability insurance. We also contribute 7.5% Mr. Mualem’s fixed monthly salary to an education fund.

•	Car expenses: Mr. Mualem is entitled to car expenses paid by the company, including lease costs, gas, maintenance, and the related tax cost.

•	Travel and other expenses: Mr. Mualem is entitled to reimbursement of travel and other business expenses based on our policies.

•	Options: Mr. Mualem holds options to purchase 61,645 ordinary shares (which all are currently exercisable), at a weighted average exercise price of $2.10.

The proposed update to Mr. Mualem’s terms of employment is an increase in the base salary to NIS 55,000 (approximately $15,500) per month and a resulting increase in our cost of employment to NIS 11,500 (approximately $3,240) per month. This update in the terms of employment of Mr. Mualem will apply retroactively commencing March 1, 2017 and will continue to apply for as long as he remains our Chief Financial Officer.

When discussing the proposed update in the terms of employment of Mr. Mualem, our Compensation Committee and Board of Directors considered, among other things: (a) Mr. Mualem’s qualifications and expertise, including his in-depth knowledge of our business, our financial situation and our prospects; (b) Mr. Mualem’s expected contribution to our continued operations, including the cost-cutting measures undertaken by us over the past few months; (c) benchmark data concerning the compensation packages of chief executive officers and chief financial officers of public companies with similar attributes to our company, including the compensation package of our former CEOs; and (d) the ratio between the cost of Mr. Mualem’s updated terms of employment to the cost of employment of the other employees of our company, specifically to the average and median cost of employment of our other employees. Our Compensation Committee and Board of Directors also determined that the update in the terms of employment of Mr. Mualem is in accordance with our compensation policy.

Required Vote

Pursuant to the Israeli Companies Law, the terms of employment of an office holder who is not a director or chief executive officer that are in accordance with our compensation policy generally require the approval of our Compensation Committee and Board of Directors. The terms of employment of the chief executive officer, whether or not they are in accordance with our compensation policy, generally require the approval of our Compensation Committee, Board of Directors and the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter; provided, however, that such shareholder approval is required to also meet at least one of the following “special majority” requirements: (i) the shares voting in favor of the matter include at least a majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposed resolution or (ii) the total number of shares voted against the proposed resolution by shareholders referenced under (i) does not exceed 2% of our outstanding voting rights.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder is a “controlling shareholder” or has a personal interest in the approval of the proposal. Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal. For a discussion and explanation concerning the terms “controlling shareholder” and “personal interest,” see Item II above under the heading “Required Vote.”

In the event this proposal is not approved by our shareholders, our Compensation Committee and Board of Directors may still approve the proposed compensation, or any portions thereof, subject to specific requirements under the Israeli Companies Law.

Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the update to Mr. Alon Mualem’s terms of employment as set forth in the Proxy Statement, be and hereby is ratified and approved, and to confirm that it is for the benefit of the Company.”

The Board of Directors recommends a vote FOR the foregoing resolution.

VII. APPROVAL OF A PRIVATE PLACEMENT
(Item 7 on the Proxy Card)

At the Meeting, we will propose the approval of a private placement of our ordinary shares to: (1) certain of the former shareholders of Vexigo Ltd. and FPSV Holdings Ltd., including Mr. Tzvika Friedman, a member of our Board of Directors and Mr. Kobi Ram, the CEO of Vexigo Ltd., (2) Mr. Haim Mer, our Chairman of the Board, (3) Mr. Roger Challen, a member of our Board of Directors, and (4) Lior Salansky, our former CEO, for an aggregate consideration of $400,000, or the Private Placement. As more fully detailed below, the Private Placement was approved by our Audit Committee and Board of Directors.

Background

As noted under Item IV above, on April 3, 2017 we received a NASDAQ Staff Determination letter indicating that we failed to comply with the continued listing requirement that we maintain either a minimum  of $2,500,000 in stockholders’ equity or $35,000,000 market value of listed securities or $500,000 of net income from continuing operations for the most recently completed fiscal year or two of the three most recently completed fiscal years, as set forth in NASDAQ Marketplace Rule 4320(e)(2)(B), and that the Staff was reviewing our eligibility for continued listing on The  NASDAQ Capital Market.  In accordance with NASDAQ Marketplace Rule 4320(e)(2)(D), we received 45 calendar days, or until May 18, 2017, to submit a plan to regain compliance.

On May 17, 2017, we submitted our plan to regain compliance with the minimum stockholders’ equity requirement set forth in NASDAQ Marketplace Rule 4320(e)(2)(B), which included a proposed debt conversion of the outstanding debt owed to the former shareholders of Vexigo that is recorded in our balance sheet in the amount of approximately $1.2 million, or the Vexigo Debt Conversion, and a proposed private placement of our ordinary shares to outside investors that we are currently negotiating. The Vexigo Debt Conversion entails the conversion of the debt to the former shareholders of Vexigo into ordinary shares of the Company, at a conversion price per share of $1.00. The ordinary shares issued in connection with the Vexigo Debt Conversion will be subject to an option of the Company to repurchase the shares during a period of two years, or the Option Term, for a price per share of $1.00. During the Option Term, the shares issued in connection with the Vexigo Debt Conversion will be subject to a proxy and will abstain in all shareholders’ meetings of our company. The consummation of the Vexigo Debt Conversion is subject to the obtainment of a tax pre-ruling and to corporate and regulatory approvals and is expected to occur only if it assists us in regaining compliance with the NASDAQ continued listing requirements. At meetings held on June 7, 2017, our Audit Committee and Board of Directors discussed and approved the Vexigo Debt Conversion and confirmed that it is in the best interest of our company, in the context of the Vexigo Debt Conversion assisting us in the process of regaining compliance with the NASDAQ continued listing requirements.

In our correspondence with the Staff, we also indicated that we expect an approximate $600,000 decrease in operating expenses in the second quarter of 2017 (compared to the first quarter of 2017) as a result of our recent cost cutting initiatives conducted in the first quarter of 2017. We also indicated that we expect our results for the second quarter of 2017 to be “break even” or possibly to reflect a small profit. We note that these are expected results based on our preliminary analysis and information available to us at this point. The expected improvement in our results is based on a number of steps that we have taken to reduce our company’s operational expenses, one-time and recurring income and on the expected results of Vexigo for the second quarter of 2017. Please note that Vexigo’s results are volatile and are affected by various factors, some of which are beyond our control, including seasonality, competition, changes in technology and other factors described under “Risk Factors” in our 2016 Annual Report.

The Vexigo Debt Conversion is not expected to increase our equity sufficiently to regain compliance with the minimum stockholders’ equity requirement set forth in NASDAQ Marketplace Rule 4320(e)(2)(B). In addition, the terms of the potential private placement to outside investors are not yet definite as negotiations are still ongoing and there is no assurance that we will reach an understanding with such investors in a timely manner. Therefore, following our discussions with the Staff during late May and early June 2017, several of the insiders of the Company approached us and offered to provide us a commitment to invest in the Company’s equity an amount that is expected to enable us to regain such compliance (taking into account the Vexigo Debt Conversion). Following discussions with such insiders, they agreed to provide commitment letters as more fully described below. The group of insiders participating in the Private Placement consists of Mr. Haim Mer, our Chairmen of the Board, Mr. Roger Challen, a member of our Board of Directors, Mr. Lior Salansky, our former CEO, and several of the former shareholders of Vexigo, including Mr. Tzvika Friedman, a member of our Board of Directors and Mr. Kobi Ram, the CEO of Vexigo Ltd.

Following the aforementioned discussions, we submitted to the Staff commitment letters to invest an aggregate of $400,000 in our ordinary shares, or the Commitment Letters. The Commitment Letters provide that in the event we are unable to complete a private placement of securities to outside investors prior to the Vexigo Debt Conversion, the shareholder agrees to invest in ordinary shares of our company contemporaneously with the Vexigo Debt Conversion.  The Commitment Letters further provide that in the event such private placement to outside investors is completed in a timely manner, the shareholder will have the right, but not the obligation, to purchase shares of the Company on the same terms of the private placement to outside investors in consideration for the amount set forth in the Commitment Letter. Should we be able to reach an agreement with the outside investors, the final terms of the private placement to the outside investors will be subject to the approval of our Board of Directors.

NASDAQ rules provide that if a plan to regain compliance is accepted, the Staff can grant an extension of up to 180 calendar days from the date of the letter to evidence compliance. On June 14, 2017, the Staff granted us an extension of time to regain compliance with Rule 4320(e)(2)(B) until August 15, 2017.

Terms of the Private Placement

General

Each of the proposed participants in the Private Placement will execute a purchase agreement in a form substantially similar to the form previously executed in our company’s private placements during 2015 and 2016. The Private Placement contemplates an aggregate investment of $400,000 consisting of investments of (i) $150,000 by each of Messrs. Mer and Challen; (ii) $50,000 by Mr. Salansky;  and (iii) $12,500 by each of Mr. Friedman, Mr. Ram, Mr. David Sussan and  by Yossi Levi Family Assets (R.D.Y.) Ltd.

Price Per Share

The price per share, or the Price Per Share, to be paid by the investors in the Private Placement is equal to the average closing price of our ordinary shares on the NASDAQ Capital Market during the 30 trading days prior to the date of the Audit Committee and Board of Directors’ meetings that approved the Private Placement (held on June 21, 2017), plus a premium of 20%, i.e. $0.664 per share. The Price Per Share was determined and approved by our Audit Committee and Board of Directors following negotiations between our Audit Committee and representatives of the investors.

Conditions to Closing; Alternative Private Placement

The consummation of the Private Placement is subject to various customary closing conditions, including the approval of our shareholders with a disinterested majority as set forth below under “Required Vote.” One of the additional conditions to the consummation of the Private Placement upon the terms set forth under “Price Per Share” above is that we will not be able to finalize and consummate a private placement to outside investors by August 14, 2017. In the event we will complete a private placement to outside investors on or before August 14, 2017, the persons who signed the Commitment Letters will be entitled to participate in the private placement to outside investors on the same terms as the outside investors in the amount set forth in their respective Commitment Letters. The approval sought hereunder will also apply to the participation of the insiders in the private placement to outside investors and such participation shall be deemed to be a Private Placement for purposes of this Proxy Statement.

Registration Rights

We have not undertaken any obligation to register the shares issued in the Private Placement for resale under the Securities Act of 1933, as amended.

Closing Date

The closing of the Private Placement is scheduled for August 14, 2017 (one day after the date of the Meeting), or at such other date, time and place as we and the investors participating in the Private Placement may mutually agree.

Effect of the Private Placement on Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of (i) June 28, 2017 and (ii) August 14, 2017, assuming the Private Placement is consummated with an aggregate investment of $400,000 at the Price Per Share ($0.664) and assuming consummation of the Vexigo Debt Conversion as set forth herein, concerning (i) all shareholders known to us to own beneficially more than 5% of our ordinary shares, (ii) each of the expected participants in the Private Placement; and (iii) all directors and executive officers as a group.

	Prior to Closing		Following the Closing
Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares(2)	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares(3)
Haim Mer and Dora Mer(4)	1,396,019	15.9%	1,621,923	15.4%
Roger Challen(5)	1,085,301	12.4%	1,311,205	12.4%
Lior Salansky(6)	368,318	4.1%	443,619	4.1%
Tzvika Friedman(7)	604,136	6.9%	830,958	7.9%
Adi Orzel	194,207	2.2%	250,987	2.4%
David Sussan(8)	604,136	6.9%	830,958	7.9%
Kobi Ram(9)	489,924	5.6%	676,727	6.4%
Amit Reshef(10)	469,540	5.4%	637,518	6.0%
Yossi Levi Family Assets (R.D.Y.) Ltd. (11)	302,068	3.5%	424,892	4.0%
All directors and executive officers as a group (12 persons)(12)	3,946,732	44.0%	4,868,945	45.2%
___________
(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 8,754,157 ordinary shares (excluding 5,400 ordinary shares held as treasury stock) issued and outstanding as of June 28, 2017.

(3)
The percentages shown are based on 10,556,566 ordinary shares to be outstanding immediately following consummation of the Vexigo Debt Conversion and the Private Placement, consisting of 8,754,157 ordinary shares (excluding 5,400 ordinary shares held as treasury stock) issued and outstanding as of June 28, 2016, plus 1,200,000 shares to be issued in connection with the Vexigo Debt Conversion and 602,409 shares to be issued in connection with the Private Placement at the price  of $0.664 per share.

(4)
Based upon a Schedule 13D/A filed with the SEC on June 15, 2015 and other information available to us.  Mr. Haim Mer and his wife, Mrs. Dora Mer, are the record holders of 517,975 ordinary shares and the beneficial owners of 872,226 ordinary shares through their controlling interest in Mer Ofekim Ltd., 5,770 ordinary shares through their controlling interest in Mer Services Ltd. and 48 ordinary shares through their controlling interest in Mer & Co. (1982) Ltd.

(5)
Based upon a Schedule 13D filed with the SEC on September 6, 2012 and other information available to us. Mr. Challen is the record holder of 92,593 ordinary shares and the beneficial owner of 992,708 ordinary shares through his controlling interest in the Info Group, Inc., a Massachusetts corporation.

(6)	Includes 173,453 ordinary shares underlying warrants and options that are currently exercisable or exercisable within 60 days of the date of this table.

(7)	Based upon a Schedule 13D filed with the SEC on April 15, 2015 and other information available to us.

(8)	Based upon a Schedule 13G filed with the SEC on April 30, 2015 and other information available to us.

(9)
Based upon a Schedule 13G filed with the SEC on April 23, 2015 and other information available to us. Includes 15,000 ordinary shares subject to options granted under our 2003 Israeli Share Option Plan that are currently exercisable or exercisable within 60 days of the date of this table.

(10)
Based upon a Schedule 13G filed with the SEC on April 30, 2015 and other information available to us. Includes 12,500 ordinary shares subject to options granted under our 2003 Israeli Share Option Plan that are currently exercisable or exercisable within 60 days of the date of this table.

(11)	Based upon information available to us.

(12)	The number of ordinary shares beneficially owned includes 211,645 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of the date of this proxy statement.

Audit Committee and Board of Directors Considerations and Recommendation

As noted above, three of the expected participants in the private placement are members of our Board of Directors and are therefore deemed to be “office holders” as defined in the Israeli Companies Law. In addition, the expected participants in the Private Placement currently hold, in the aggregate, approximately 54.1% of our outstanding ordinary shares (and will hold approximately 57.1% of our ordinary shares immediately following the Vexigo Debt Conversion and the Private Placement). As noted below, based on the provisions of the Israeli Companies Law, the participants in the proposed Private Placement may be deemed to be “controlling shareholders” for the purposes of the approval of the Private Placement. The Israeli Companies Law requires that a private placement to a controlling shareholder be approved by a company’s audit committee, board of directors and shareholders, with the special majority requirement as provided below under “Required Vote.”

Each of our Audit Committee and Board of Directors discussed the Private Placement at meetings held on June 7, 2017 and on June 21, 2017. The expected participants in the Private Placement who are members of our Board of Directors did not participate in the discussions and the vote held by our Audit Committee and Board of Directors. At these meetings, our Audit Committee and Board of Directors reviewed the circumstances and background of the Private Placement, discussed the details of the Private Placement and considered our financial position and the alternative measures available to us that may assist in contributing to our equity, such as fund raising from other sources and by other methods. Our Audit Committee members also negotiated the terms of the Private Placement on June 21, 2017 with representatives of the investors.

Both our Audit Committee and Board of Directors unanimously approved, and recommended that our shareholders approve, the Private Placement and determined that the Private Placement is in the best interest of our company.

Our Audit Committee further discussed the requirement to hold a ‘competitive procedure’ or ‘other procedures’ in order to examine the terms of the Private Placement. In connection with such discussion, our Audit Committee determined that the discussions between the Company and potential outside investors as noted above are a competitive measure and that, as provided under the terms of the Commitment Letters, to the extent negotiations with third parties are successful, the insiders will either not invest in the Company or will invest under terms identical to the terms negotiated with unrelated third parties. Our Audit Committee further discussed other potential competitive measures and decided that under the circumstances and given the time constraints of the NASDAQ process and the legal and other restrictions and difficulties in attempting to locate third party investors in our company, additional competitive measures will not be undertaken but rather certain other measures will be undertaken. Thereafter, our Audit Committee reviewed the other equity raising measures available to our company and the potential price per share that might be obtained by each such measures (net of related expenses) and potential undertakings and risks associated with each such measure, taking into account the time constraints and the amount the Company will receive in the Private Placement.

In reaching their determinations, our Audit Committee and Board of Directors considered several factors and potential benefits and negative factors of the Private Placement, including the following:

•
The continuance of the listing of our ordinary shares on the NASDAQ Capital Market is beneficial to both the Company (for, among other things, raising funds and entering into certain M&A transactions) and to our shareholders (for, among other things, increased visibility, liquidity and analyst coverage) and that under the circumstances and the limited extension provided to the Company to regain compliance, this could be the only viable solution available to the Company in order to regain compliance with the NASDAQ’s equity-based continued listing requirements;

•
The Price Per Share represents a significant premium on the average price market price of our ordinary shares for a period of 30 days, without any discount, commissions, fees or material legal or due diligence expenses and the fixed price provides certainty and clarity to the Company and its shareholders when considering the effects of the Private Placement on the equity structure of the Company;

•
The Commitment Letters were executed in order to assist the Company to regain compliance with NASDAQ continued listing requirements and in the limited amount required for such compliance and this will therefore minimize the dilutive effect of the Private Placement on the holdings of our other shareholders;

•
The alternative equity raising alternatives, such as a rights offering, a public offering or a private placement to outside investors with the assistance of an investment bank would involve substantial expenses, including legal, accounting and due diligence expenses and various commissions, which would result in an effective price per share that could be equal to or lower than the price per share to be paid in the Private Placement. In addition, some of these alternatives would involve ongoing undertakings of our company such as registration rights and indemnification for breach of representations and warranties; and

•
The participation of three members of our Board of Directors and other shareholders who already have a financial interest and stake in our company is a vote of confidence in our company and in its prospects and is a positive signal to our other shareholders and the capital market.

The aforementioned description is not intended to be exhaustive but rather only a summary of the material factors considered by our Audit Committee and Board of Directors in their discussions concerning the Private Placement. After considering these factors, our Audit Committee and Board of Directors concluded that the positive factors relating to the Private Placement outweigh the potential negative factors. Our Audit Committee and Board of Directors unanimously approved and recommended the Private Placement based upon the totality of the information presented to and considered by them and believe it is for the benefit of our company.

Required Vote

As noted above, Section 268 of the Israeli Companies Law, which defines a “controlling shareholder,” provides, among other things, that two or more persons who hold voting rights in a company and each of whom has a personal interest in the approval of the same transaction presented for approval by the said company shall be deemed as holding their shares together. In addition, Section 268 provides that a person who holds 25% or more of the voting rights at a company’s general meeting (if there is no other person who holds more than 50% of these voting rights) is deemed a “controlling shareholder.” As noted above, due to the aggregate holdings of the expected participants in the Private Placement of our ordinary shares and the position of some of the expected participants as “office holders,” the participants, for the specific purpose of approval of the Private Placement, may be deemed to be “controlling shareholders” under the Israeli Companies Law.

Pursuant to Sections 270(4) and 275 of the Israeli Companies Law, a private placement of a company’s shares in which a controlling shareholder has a “personal interest,” requires the approval, in the following order, of: our Audit Committee, our Board of Directors and the affirmative vote of a majority of our ordinary shares voted in person or by proxy at the Meeting, which is also required to satisfy at least one of the following conditions: (i) the shares voting in favor of the matter include at least a majority of the shares voted by shareholders who do not have a personal interest in the approval of the transaction or (ii) the total number of shares voted against the transaction does not exceed 2% of our outstanding voting rights.

The Israeli Companies Law requires that each shareholder voting on the proposal indicate whether or not the shareholder has a personal interest in the approval of the proposal. Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of the proposal.  For a discussion and explanation concerning the terms “controlling shareholder” and “personal interest,” see Item II above under the heading “Required Vote.”

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the Private Placement as set forth in the Proxy Statement is approved and that this resolution is for the benefit of the Company.”

The Board of Directors recommends a vote FOR the foregoing resolution.

VIII.  RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTANTS
(Item 8 on the Proxy Card)

General

Our Board of Directors first appointed Kost Forer Gabbay & Kasierer, registered public accountants, a Member of Ernst & Young Global, as our independent public accountants in 1996 and has reappointed the firm as our independent public accountants since such time.

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer as our independent registered public accountants for the year ending December 31, 2017, pursuant to the recommendation of our Audit Committee and Board of Directors.  As a result of Kost Forer Gabbay & Kasierer’s familiarity with our operations and reputation in the auditing field, our Audit Committee and Board of Directors believe that the firm has the necessary personnel, professional qualifications and independence to act as our independent registered public accountants.

At the Meeting, shareholders will also be asked to authorize our Board of Directors to fix the compensation of our independent registered public accountants in accordance with the volume and nature of their services or to delegate such authority to our Audit Committee.  With respect to fiscal year 2016, we paid Kost Forer Gabbay & Kasierer approximately $120,000 for audit services.

Required Vote

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as the Company’s independent registered public accountants for the year ending December 31, 2017, and to authorize the Board of Directors to fix such independent registered public accountants’ compensation in accordance with the volume and nature of their services or to delegate such power to the Audit Committee.”

The Board of Directors recommends a vote FOR the foregoing resolution.

If the appointment of Kost Forer Gabbay & Kasierer is not approved by our shareholders, or if Kost Forer Gabbay & Kasierer ceases to act as our independent registered public accountants, or if the Audit Committee removes Kost Forer Gabbay & Kasierer as our independent registered public accountants, the Audit Committee will recommend another independent registered public accounting firm.

REVIEW AND DISCUSSION OF AUDITOR’S REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our auditor’s report and the audited consolidated financial statements for the year ended December 31, 2016 will be presented.  We will hold a discussion with respect to the financial statements at the Meeting.  This Item will not involve a vote of the shareholders.

Our Annual Report on Form 20-F for the year ended December 31, 2016, including the auditor’s report and consolidated financial statements for the year ended December 31, 2016, which was filed with the SEC on March 28, 2017, is available on our website at www.mtsint.com or through the EDGAR website of the SEC at www.sec.gov.  None of the auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

PROPOSALS OF SHAREHOLDERS

Any of our shareholders who intend to present a proposal at a shareholders’ meeting must satisfy the requirements of the Israeli Companies Law. Under the Israeli Companies Law, only shareholders who severally or jointly hold at least one percent (1%) of our outstanding voting rights are entitled to request that our Board of Directors include a proposal, in a future shareholders’ meeting, provided that such proposal is appropriate to be discussed in such meeting. Any shareholders of the Company who intend to present proposals at the Meeting must submit their proposals in writing to us at the address set forth above, attention: CFO, by no later than July 6, 2017.  If our Board of Directors determines that a shareholder proposal is appropriate for inclusion in the agenda in the Meeting, we will publish a revised agenda for the Meeting no later than July 13, 2017 by way of issuing a press release and submitting a Current Report on Form 6-K to the SEC.

OTHER MATTERS

The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Meeting and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment of the Board of Directors.

By Order of the Board of Directors, Alon Mualem Corporate Secretary

Dated: June 29, 2017